Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com
July 17, 2019
Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Ashley Vroman-Lee

Senior Counsel

Re:	Nuveen AMT-Free Quality Municipal Income Fund (the “Registrant”);
File No. 333-232029

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on June 25, 2019 with respect to the Registrant’s Registration Statement on Form N-14 filed on June 7, 2019 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganization of Nuveen North Carolina Quality Municipal Income Fund (the “Target Fund”) into the Registrant (the “Reorganization”). The Registrant and Target Fund are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete all missing information in the Joint Proxy Statement/Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

Question & Answer Section

(1)

Comment:    In the answer to the question “Why am I receiving the enclosed Joint Proxy Statement/Prospectus?” in the Q&A Section, please clarify that preferred shares of the Registrant will be issued in exchange for preferred shares of the Target Fund.

Response:    Registrant has revised the answer to clarify that preferred shares of the Registrant will be issued in exchange for preferred shares of the Target Fund.

(2)

Comment:    In the answer to the question “Why has each Fund’s Board recommended the Proposal?” in the Q&A Section, please clarify in the first bullet that larger exposure to lower rated securities will result in higher risks.

Response:    Registrant has revised the answer to clarify that larger exposure to lower rated securities will result in higher risks.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

July 17, 2019

(3)

Comment:    In the answer to the question “Does the Reorganization constitute a taxable event for the Target Fund’s shareholders?” in the Q&A Section, please disclose an estimate of any capital gains distributions that may be incurred.

Response:    As disclosed in the Joint Proxy Statement/Prospectus, portfolio turnover as a result of Reorganization is not expected to be material. Consistent with past practice in similar transactions of Nuveen Funds, Registrant has added disclosure of that effect.

(4)	Comment: Please include the term “junk” when discussing below-investment grade securities for the first time in each section of the Registration Statement.

Response:    Registrant has revised the Registration Statement to include the term “junk” when discussing below-investment grade securities for the first time in each section.

Joint Proxy Statement/Prospectus

(5)

Comment:    Under the section captioned “Comparative Fee Table,” please consider replacing “Target Fund” and “Acquiring Fund” with the full fund names. Please also confirm that the fees in the fee table are current fees pursuant to N-14 Item 3.

Response:    Consistent with past practice on similar Nuveen transactions, the pro forma column reflects the full name of the combined fund following the closing. Registrant confirms that the fees and expenses for the Target Fund and Acquiring Fund reflect actual fees in effect as of the periods shown in the table and that such fees represent the fee rates currently in effect.

(6)	Comment: On page 19, you state that the Registrant may invest in distressed securities. Please also disclose whether the Target Fund may invest in distressed securities.

Response:    Registrant has revised the disclosure to confirm that the Target Fund may invest in distressed securities.

(7)	Comment: On page 22, please disclose in the economic sector risk factor whether the Target Fund invests in the same economic sectors as the Registrant.

Response:    Registrant has revised the economic sector risk factor to disclose that the Target Fund may invest in the same economic sectors as the Registrant, but its exposure to a particular sector may differ from the Registrant due to its concentration in North Carolina municipal obligations.

(8)

Comment:    Under “Information about the Reorganization” on page 33, please include a bullet explaining how preferred shareholders will benefit from the reorganization, or the board’s considerations with respect to the benefits that the preferred shareholders would receive.

U.S. Securities and Exchange Commission

July 17, 2019

Response:    Registrant has revised the disclosure to include information about how the preferred shareholders will benefit from the reorganization.

(9)	Comment: Under “Expected Costs of the Reorganization” on page 39, please explain why preferred shareholders do not bear any of the costs of the reorganization.

Response:    For the information of the staff, preferred shareholders do not bear the costs of the Reorganization because shares of preferred shareholder are redeemed at their liquidation preference and not at net asset value. Registrant has revised the disclosure.

(10)	Comment: Please confirm which Fund will be the accounting survivor.

Response:    Registrant confirms that the Acquiring Fund will be the accounting survivor of the Reorganization.

(11)	Comment: On page 45, there are two paragraphs that are substantially similar regarding shareholders consulting their own tax advisers. Please consider including only one such paragraph.

Response:    Registrant has eliminated duplicate language.

(12)

Comment:    Under “Outstanding Shares of the Acquiring Fund and the Target Fund” on page 80, please make sure that information about the outstanding shares of the Target Fund and the Registrant are current within 90 days of filing, in accordance with Item 10.5 of Form N-2.

Response:    Registrant confirms that information will be provided as of the dates required by the form.

(13)

Comment:    Under “Shareholders of the Acquiring Fund and the Target Fund ” on page 80-81, please make sure that information is current as of a date 30 days prior to filing, in accordance with Item 19 of Form N-2.

Response:    Registrant confirms that information will be provided as of the dates required by the form.

(14)

Comment:    Please disclose that the Funds have engaged Computershare Fund Services to assist in the solicitation of proxies and the estimated cost of such solicitation per fund. Please also disclose any additional fees, including stock exchange fees, SEC registration fees, proxy solicitation fees, distribution costs, legal fees, accounting fees, administrative costs and operational costs.

Response:    Registrant has disclosed that the Funds have engaged Computershare Fund Services to assist in the solicitation of proxies and the estimated cost of such solicitation per fund, and has disclosed all applicable additional fees.

U.S. Securities and Exchange Commission

July 17, 2019

Appendix A

(15)	Comment: Please file the final agreement and plan of reorganization.

Response:    Registrant has filed the final agreement and plan of reorganization as an appendix to Pre-effective Amendment No. 1 to the Registration Statement.

(16)

Comment:    Under “Capitalization” on pages 42-43, please provide information in the capitalization table as of a date within thirty (30) days of the filing date of Pre-effective Amendment No. 1 to the Registration Statement.

Response:    Item 4 of Form N-14 does not require the pro forma capitalization to be dated within 30 days of the filing of the Registration Statement. Registrant prepared the pro forma capitalization table as of April 30, 2019, the last annual or semi-annual period for which financial statements are available and in conformity with the other pro forma measurements in the Registration Statement. Although Item 14 of Form N-14 provides that pro forma financial statements need not be prepared if the net asset value of the company being acquired does not exceed ten percent of the registrant’s net asset value, both of which are measured as of a specified date within thirty days prior to the date of filing of the Registration Statement, the thirty day requirement in Item 14 does not relate to the pro forma capitalization. Registrant believes the April 30, 2019 presentation complies with the form requirements in all respects. At the request of the staff, Registrant has updated the capitalization table to a more current non-reporting period.

(17)	Comment: In the “Comparative Fee Table” on page 16, please remove footnote (1) containing the additional table comparing operating expenses.

Response: Registrant has made the requested change.

Please direct your questions and/or comments regarding this filing to Nate Segal at (312) 609-7747 or the undersigned at (312) 609-7661.

Very truly yours,

/s/ Deborah Bielicke Eades

Deborah Bielicke Eades

Shareholder

DBE/JMS